Exhibit 99.9

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE PERIOD ENDED MARCH 31, 2008

The following Management and Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company’s interim financial statements and related notes, for the period ended March 31, 2008.   All dollar amounts are expressed in Canadian funds unless otherwise stated.  The annual consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles.  The effective date of this report is May 30, 2008.

Overview:

History and nature of Business:

Poly-Pacific International Inc. (“Poly-Pacific” or the “Company”) is an innovator in eco-friendly solutions to Industrial Waste by-products.  The Company is actively and successfully pursuing the reclamation of industrial polymers throughout the world. The significance and importance of recycling and reclaiming industrial waste has become an important global issue. Poly-Pacific is focused on benefiting our planet by exploring and pursuing new environmentally sound methods and technologies in recycling, while creating significant value for our shareholders as the leading company in the reclamation sector.

In the past, the Company’s wholly owned subsidiary, Poly-Pacific Technologies Ltd (“PPT”). was a key player in the Green Industry and a leading manufacturer of plastic media blast and plastic lumber.  PPT produced plastic media blast from scrap plastic designed for the rapid removal of paints and coatings from sensitive surfaces that could be used on aircrafts, automobiles, composites, and electronic components.  Plastic media blast was a proven, environmentally friendly alternative to harsh chemical stripping agents and other hard abrasive materials.   In addition, the Company had another owned subsidiary, Everwood Agricultural Products International Inc. (“Everwood”), which recycled the spent media and disposed plastic containers into plastic lumber for the agricultural industry.

However, on November 1, 2007, due to the continuing losses as a result of decreasing market share and lack of demand for plastic media, the Company announced the closure of its wholly owned subsidiary, Poly-Pacific Technologies Inc. and its operations in Ontario California.

In addition, during fiscal 2006, as a result of continued losses and Everwood’s inability to obtain an adequate supply of raw materials to make posts and attain cost-efficient production, the Company decided to permanently cease Everwood’s operations in St. Thomas, Ontario.

Today, the Company’s principal focus is fibre reclamation of industrial landfill sites.  With the McAdoo Landfill site in Kingston, Ontario, the Company has been working on securing the process to reclaim and sell the recovered polymers.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE PERIOD ENDED MARCH 31, 2008

These interim financial statements include the accounts of Poly-Pacific International Inc. (“the Company”).  These interim statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).  All amounts herein are expressed in Canadian dollars unless otherwise noted.

Summary of Unaudited Quarterly Results

The following table presents the unaudited selected financial data for each of the last eight quarters ended March 31, 2008:

	First quarter of the year ended December 31, 2008 and Q2 to Q4 of the first quarter ended December 31, 2007				First quarter of the year ended December 31, 2007 and Q2 to Q4 of the first quarter ended December 31, 2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Loss from continuing operations ($)	(538,794)	(715,291)	(609,277)	(668,014)	(769,345)	(445,267)	(144,986)	(180,948)
Basic and diluted loss per share from continuting operations ($)	(0.02)	(0.02)	(0.01)	(0.01)	(0.02)	(0.02)	(0.01)	(0.01)

Results of Operations

Overall, operating expenses were $538,794 for the period ended March 31, 2008 compared to $769,345 for the period ended March 31, 2007.  The reduction of $230,551 in operating expenses for the periods ending March 31, 2008 and 2007 are attributed to the following:

General and administrative expenses decreased by $122,429 from $266,657 to $144,228 for the period ended March 31, 2008.  The decrease is due to a reduction in payments to consultants providing, administration, business development and other services to the Company.

Occupancy costs decreased by $11.621 from $24,067 to $12,446 as the Company shut down satellite offices in Chilliwack and Burnaby, British Columbia.

Professional fees decreased by $8,126 from $33,327 to $25,201.  Lower fees were incurred as the Company had more corporate activity in 2007 as compared to the same period in 2008.

Amortization of equipment decreased by $634 from $1,350 to $716.  There were  no additions or disposals of any capital assets during the year.

Foreign exchange loss for period ended March 31, 2008 was $4,269 as compared to $18,929 in the period ended March 31, 2007.  With Poly Pacific Technologies Inc. being discontinued last year, US Dollar based transactions volume has reduced for the period.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE PERIOD ENDED MARCH 31, 2008

Interest expense increased $1,386 to $2,173 for the period ended March 31, 2008.  This increase is primarily due to the interest from the debentures payable.

Engineering fees increased $7,064 in 2008 from $nil for the same period in 2007.  This was due to costs incurred for the Kingston McAdoo Project.

Stock compensation expense also decreased by $58,984 from $392,985 for the period ended March 31, 2007  to $334,001 for the period ended March 31, 2008.

Contingencies

Through the ordinary course of business, there is one claim against the Company for $12,182.  There are also claims totalling $326,561 against the Company’s subsidiaries, whose operations are now discontinued.  As at the date of these interim statements, no claim against the Company has been made in connection with its subsidiaries’ operations.  The likely outcome in either instance cannot be determined at this time and no provision has been made in the interim statements for any potential payment.

Measurement uncertainty

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Through the ordinary course of business, a number of claims are pending in which the Company or its subsidiaries may be the plaintiff or defendant.  The likely outcome of these claims cannot be determined at this time and no provision has been made in the consolidated financial statements.  The range of measurement uncertainty is not determinable.

Going Concern

The Company incurred a net loss for the period ended March 31, 2008 of $538,794 with a total accumulated deficit of $7,545,711.  There is substantial doubt about the Company’s ability to continue as a going concern.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations.  The outcome of this matter cannot be determined at this time.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE PERIOD ENDED MARCH 31, 2008

Liquidity and Capital Resources

Working capital as at March 31, 2008 was $145,571 as compared to working capital of $9,888 as at December 31, 2007.   This increase in working capital was due to the Company’s ability to close a private placements during the period and the support from option and warrant holders to exercise their holdings.

The Company’s cash position increased by $135,031 to $236,420 as compared to a cash balance of $101,389 as at December 31, 2007. The Company used $202,757 to fund operations and received cash of $337,789 from financing activities for the period ended March 31, 2008.  During the period, the Company did not use or receive any funds from investing activities.

Capital Commitments

The Company has no commitments for property and equipment expenditures for 2008.  The Company expects that any property and equipment expenditures incurred in 2008, based on future needs, will be funded from working capital and/or from operating or capital leases.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares.

As at March 31, 2008, the numbers of issued common shares are 62,520,215 as compared to 58,720,279 as at December 31, 2007.  No preferred shares have been issued.

Summary of common share activity for fiscal period ended March 31, 2008:

	Number of Shares	Amount

Balance at December 31, 2007	58,720,279	$5,488,253

Issuance of common shares	1,862,500	137,920
Exercise of Options	610,000	65,000
Exercise of Warrants	1,327,436	132,744

Balance at March 31, 2008	62,520,215	$5,823,917

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE PERIOD ENDED MARCH 31, 2008

For the period ending March 31, 2008

Pursuant to the private placement agreement dated March 10, 2008, the Company issued 1,862,500 units at a price of $0.08 per unit by way of a non-brokered private placement for net proceeds of $137,920 (net of share issuance costs of $11,080). Each unit comprises of one common share and one share purchase warrant of the Company.  Each share warrant entitles the holder to purchase one common share at $0.15 until March 10, 2010.

Summary of the stock option transactions are as follows:

	Number of Options	Weighted Average Exercise Price
Balance at December 31, 2007	5,260,000	$0.23
Granted	3,685,000	0.11
Exercised	(610,000)	0.11
Cancelled	(1,550,000)	0.19
Balance at March 31, 2008	6,785,000	$0.18

On February 19, 2008, 2,575,000 stock options, exercisable at $0.12, were granted to directors, officers, employees and consultants of the Company.  These options expire on February 19, 2013 and vest immediately.

On March 6, 2008, 910,000 stock options, exercisable at $0.10, were granted to employees and consultants of the Company.  These options expire on March 6, 2010 and vest immediately.

On March 10, 2008, 200,000 stock options, exercisable at $0.10, were granted to a director and officer of the Company.  These options expire on March 10, 2010 and vest immediately.

During the first quarter of 2008, 1,550,000 stock options were cancelled.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE PERIOD ENDED MARCH 31, 2008

The following table summarizes information about stock options outstanding at March 31, 2008:

March 31, 2008
Options Outstanding			Options Exercisable
Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price

50,000	$ 0.16	0.2	50,000	$ 0.16
130,000	0.10	0.8	130,000	0.10
1,100,000	0.18	0.9	1,100,000	0.18
500,000	0.14	1.2	500,000	0.14
50,000	0.10	4.0	50,000	0.10
1,500,000	0.16	4.3	1,000,000	0.16
250,000	0.10	4.8	250,000	0.10
2,375,000	0.12	4.9	2,375,000	0.12
830,000	0.10	5.0	830,000	0.10
6,785,000	0.14	3.7	6,285,000	0.13

A summary of warrant transactions are as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance at December 31, 2007	19,210,423	$0.24

Issued:	1,862,500	0.15

Exercised:	(1,327,436)	0.10

Balance at March 31, 2008	19,745,487	$0.24

Subsequent Event

On April 22, 2008, the Company announced that is had signed a definitive Joint Venture Agreement (“JV agreement”) with Zhejiang Siecheng Plastic Company Ltd (“ZSPC”).  This was a major milestone for the Company as it had been searching for a strong strategic Asian partner to assist with the importation of the nylon fibre into China, in accordance with the applicable laws of that country.  Under the terms of the JV agreement, the Company will be responsible for the reclamation, preliminary cleaning, containerization, export into China and all landfill sites under contract in accordance with the applicable environmental laws.  ZSPC. would then be responsible for the purchasing and importation of the nylon in accordance will all applicable laws of China, the processing of the nylon into marketable products for sale or resale.  In addition, ZSPC will provide an irrevocable letter of credit from a reputable financial institution acceptable to the Company in the face amount of not less than $1,000,000 Canadian that may be drawn by Poly-Pacific to secure payment from third party purchasers.  Both companies will share equally all net profits earned by the JV agreement.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE PERIOD ENDED MARCH 31, 2008

Financial Instruments and Other Instruments

Fair Value

Fair value estimates are made as of a specific point in time using available information about the financial instrument.  These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the company consist mainly of cash and cash equivalents, accounts receivable, loan receivable, accounts payable and accrued liabilities, due to related party and debentures.  As at March 31, 2008, these financial instruments were estimated to approximate their carrying values due to their immediate or short-term maturity.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counter party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and equivalents and receivables.  The Company limits exposure to credit risk by maintaining its cash and equivalents and receivables with high-credit quality financial institutions.  The Company does not have financial assets that are invested in asset backed commercial paper.

Substantially all of the Company’s cash and equivalents are held with two major Canadian financial institutions.  Receivables mainly consist of goods and services tax due from the Federal Government of Canada.

Liquidity Risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they fall due.  Management uses internally prepared cash flow forecasts to ensure that the Company has sufficient liquidity to meet its liabilities when due. To the extent that the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions.

As at March 31, 2008, the Company had cash and equivalents of $236,420 to settle current liabilities of $49,087 and the debenture payable of $112,625. The Company believes that the remaining balance of cash and equivalents may not be sufficient to meet its current working capital requirements and will consider securing additional funds through equity or debt transactions.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE PERIOD ENDED MARCH 31, 2008

Interest Rate Risk

The Company has convertible debenture with a fixed interest rate, as such, the Company is subject to interest rate risk to the extent borrowing rates change.

Maintenance of disclosure Controls and procedures (DC&P) and Internal controls over Financial Reporting (ICFR)

Management is committed to the promotion of investor confidence by ensuring that trading in the Company's securities takes place in an efficient, competitive and informed market. In accordance with the continuous disclosure requirements under the securities commission rules and TSX Venture Exchange policies, the Company has adopted a Corporate Disclosure Policy and has procedures in place to ensure that any sensitive information is identified, reviewed by management and disclosed in a timely manner to the regulatory authorities, shareholders and the public.

However, in contrast to the requirements under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), the Company has opted out under the rules afforded to TSX Venture issuers and management does not make any representations relating to the establishment and maintenance of DC&P and ICFR, as defined in MI 52-109. In particular, management is not making any representations relating to the establishment and maintenance of:

1.

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

2.

a process to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with the issuer's GAAP.

In addition, management would also like to highlight that the Company has identified certain weaknesses in ICFR specific to the Company which are:

1.

due to the limited number of staff, it is not possible to achieve segregation of all duties; and

2.

due to the limited number of staff, the Company has a risk of material misstatement related to non-routine complex accounting matters that may arise.

These weaknesses essentially arise because of the small size of the Company and its corresponding small accounting staff. Management has attempted to mitigate the risk of material misstatement in financial reporting related to segregation of duties through a combination of extensive and detailed review by the Acting Chief Financial Officer of the financial reports, the integrity and reputation of senior financial and accounting personnel, and the candid discussion of the risk with our external advisors. In spite of management's best efforts, there can be no assurance that these risks can be reduced to less than a remote likelihood of a material misstatement.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE PERIOD ENDED MARCH 31, 2008

Risks and uncertainties

Based on current operating budgets, management believes it has sufficient capital resources to fund its immediate needs but will need to raise additional funds by way of equity financings, exercise of stock options and/or commercial credit facilities in the near future, in order to finance additional working capital requirements that will be necessary to fund internal growth and increase revenues and/or acquisitions to expand the business of the Company to return it to profitability. The Company cannot be certain that it will be able to obtain funds on favorable terms.  If the Company decides to raise funds by issuing additional equity securities, current shareholders will experience dilution.  If the Company cannot obtain sufficient funds, it may not be able to fund future operations, increase the size of the operations, take advantage of future business opportunities or respond to technological developments or competitive pressures and ultimately continue in business.

The Company is dependent upon the continued availability and commitment of its key management whose contributions to immediate and future operations of the Company are of central importance.

The Company has experienced an operating loss for the period ended March 31, 2008 and for fiscal year 2007 and 2006.  There can be no or limited assurance that there will be continued earnings or positive cash flow in the immediate or foreseeable future.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE PERIOD ENDED MARCH 31, 2008

Additional information

The Company’s publicly filed documents are available on SEDAR at www.sedar.com and on the US Securities and Exchange Commission (SEC)’s website on www.sec.gov/edgar.shtml and on the Company’s website www.poly-pacific.com

Forward-looking Statements

Except for historical information, “This Management’s Discussion and Analysis of Financial Condition and Operations” contains forward-looking statements, which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, risks associated with the Company’s lack of profitability, dependence on key personnel, technology advancements, additional long-term capital requirements and its stage of development. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.